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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer:  Source Media

Title of Class of Securities:  Common Stock

CUSIP Number:  836153205


Check the following line if a fee is being paid with this
statement.    (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Bentley Capital Management, Inc.
         Tax ID:  13-3641705

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only






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4.  Citizenship or Place of Organization
         New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:
         558,000

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:
         558,000

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         558,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11. Percent of Class Represented by Amount in Row (9)
         5.62%

12. Type of Reporting Person
         IA






















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1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
         Robert M. Sussman
         S.S.#:  ###-##-####

2. Check the Appropriate Box if a Member of a Group a.
         b.

3.  SEC Use Only

4.  Citizenship or Place of Organization
         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
         131,000

6.  Shared Voting Power:
         558,000

7.  Sole Dispositive Power:
         131,000

8.  Shared Dispositive Power:
         558,000

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
         689,000

10. Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares

11. Percent of Class Represented by Amount in Row (9)
         6.94%

12. Type of Reporting Person
         IA, IN

Item 1(a) Name of Issuer: Source Media (the "Company")

      (b)Address of Issuer's Principal Executive Offices:
         8140 Walnut Hill Lane, Suite 1000
         Dallas, Texas 75231




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Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:
         The principal address of Bentley Capital Management ("BCM"), a New York corporation, and Robert M. Sussman, U.S. citizen, is 520 Madison Avenue, New York, New York, 10022.

    (d)  Title of Class of Securities:  Common Stock

    (e)  CUSIP Number:  836153205

Item 3.  This statement is filed pursuant to Rules 13d-1(b)(1).
         BCM and Mr. Sussman are investment advisers registered under Section 203 of the Investment Advisers Act of 1940. Mr.
Sussman is the President of BCM.

Item 4.  Ownership.
         BCM beneficially owns 558,000 shares of the Company's Common Stock (representing approximately 5.62% of the outstanding shares of such Common Stock). Mr. Sussman beneficially owns 689,000 shares of the Company's Common Stock, including all shares also beneficially owned by BCM. Each of BCM and Mr. Sussman possesses the power to vote, direct the vote, dispose of and direct the disposition of all shares beneficially owned by each.

Item 5.  Ownership of Five Percent or Less of a Class.
         As of the date hereof, BCM has ceased to be a beneficial owner of more than 5% of the Company's Common Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.
         Not Applicable.

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent Holding
Company.
         Not Applicable.

Item 8.  Identification and Classification of Members of the
Group.
         Not Applicable.

Item 9.  Notice of Dissolution of the Group.
         Not Applicable.

Item 10.
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were



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acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 14, 1997
Date

Bentley Capital Management, Inc.

By: /s/ Robert M. Sussman
_________________________
Name:  Robert M. Sussman
Title: President


Robert M. Sussman

/s/ Robert M. Sussman
_____________________________

























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